SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549
                          SCHEDULE 13D
     Under the Securities Exchange Act of 1934 (Amendment No. 4)
                       Thomas Nelson, Inc.

                         (Name of Issuer)

                          Common Stock
                      Class B Common Stock

                 (Title of Class of Securities)

                            640376109
                            640376208

                         (CUSIP Number)



                          Sam Z. Moore
          501 Nelson Place, Nashville, TN  37214-1000
                        (615) 889-9000

             (Name, Address and Telephone Number of
             Person Authorized to Receive Notice and
             Communications)

                         May 31, 2000

    (Date of Event Which Requires Filing of This
                     Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d1(e), 13d-1(f) or 13d-
1(g), check the following box .

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO. 640376109                 13D
Page 2 of 7

     NAME OF REPORTING PERSON
1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Sam Z. Moore
     SSN ####-##-####

     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2
     Not applicable                                    (a)  [    ]
                                                       (b)  [    ]
     SEC USE ONLY
3

     SOURCE OF FUNDS
4    Cash from personal funds

     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
5                                                           [ X ]

     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     United States of America


                         SOLE VOTING POWER
                    7 2,318,686 shares of Common Stock (includes 528,514 shares of Class B Common Stock which is convertible into Common Stock on a one to one basis)

NUMBER OF
SHARES                   SHARED VOTING POWER
BENEFICIALLY        8    59,176 shares of Common Stock (includes 3,435 shares of
OWNED BY                 Class B Common Stock which is convertible into
EACH                     Common Stock on a one to one basis)
REPORTING PERSON
WITH
                         SOLE DISPOSITIVE POWER
                    9    2,290,723 shares of Common Stock (includes 526,834
                         shares of Class B Common Stock which is
                         convertible into Common Stock on a one to one basis)

                         SHARED DISPOSITIVE POWER
                         10   87,139 shares of Common Stock (includes 5,115
                         shares of Class B Common Stock which is convertible into Common Stock on a one to one basis)


                         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                    11   REPORTING PERSON
                         2,377,862 shares of Common Stock,
                         consisting of 568,374 shares of Common Stock held directly, 667,539 shares of Common Stock held indirectly, options to purchase 30,000 shares of Common Stock (right to acquire) that are vested or will vest within 60 days of the date hereof, options to purchase 580,000 shares of either Common Stock or Class B Common
                         Stock (right to acquire) that are vested or will vest within 60 days of the date hereof, and 531,949 shares of Common Stock issuable upon conversion of 531,949 shares of Class B
                         Common Stock, which is convertible on a one to one basis at the election of the holder at any time.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12   N/A                                                         [  ]

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13   15.66% Common Stock

     TYPE OF REPORTING PERSON

14   Individual




CUSIP NO. 640376208                13D                   Page 3
of 7

     NAME OF REPORTING PERSON
1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Sam Z. Moore
     SSN ####-##-####

     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2
     Not applicable                                    (a)  [    ]
                                                       (c)  [    ]
     SEC USE ONLY
3

     SOURCE OF FUNDS
4
     00/NA

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)
5                                                           [ X ]

     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     United States of America


                         SOLE VOTING POWER
                    7    1,108,514 shares of Class B Common Stock

NUMBER OF
SHARES                   SHARED VOTING POWER
BENEFICIALLY        8    3,435 shares of Class B Common Stock
OWNED BY EACH
REPORTING
PERSON                   SOLE DISPOSITIVE POWER
WITH                9    1,106,834 shares of Class B Common Stock


                         SHARED DISPOSITIVE POWER
                    10   5,115 shares of Class B Common Stock

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11 1,111,949 shares of Class B Common Stock, consisting of 528,514 shares of Class B Common Stock held directly, 3,435 shares of Class B Common Stock held indirectly, and options to purchase 580,000 shares of either Common Stock or Class B Common Stock (right to acquire) that are vested or will vest within 60 days of the date hereof.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12   N/A                                                         [  ]


PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13   66.51% Class B Common Stock

TYPE OF REPORTING PERSON

14   Individual

Date:    6/7/2000
Page 4 of 7

     Item 1.  Security and Issuer.

     This Schedule 13D relates to the Common Stock, par value $1.00 per share (the "Common Stock"), and the Class B Common Stock, par value $1.00 per share (the "Class B Common Stock"), of Thomas Nelson, Inc., a Tennessee corporation (the "Issuer"). The principal executive offices of the Issuer are located at 501 Nelson Place, Nashville, Tennessee 37214-1000.

     Item 2.  Identity and Background.

     (a)  Sam Z. Moore.

     (b)  501 Nelson Place, Nashville, Tennessee 37214-1000

     (c) President and Chief Executive Officer, Thomas Nelson, Inc., 501 Nelson Place, Nashville, Tennessee 37214-1000.

     (d)  N/A

     (e) On September 30, 1997, the Securities and Exchange Commission filed civil proceedings against Mr. Moore alleging that Mr. Moore violated certain provisions and rules under the Securities Exchange Act of 1934 by "marking the close" through executing on behalf of a relative at the end of the trading day purchases of the Issuer's Common Stock and by failing to file a timely Form 4 reporting on unrelated sales of the Common Stock by a charitable remainder trust of which Mr. Moore was the beneficial owner. Without a hearing and without admitting or denying the Commission's allegations or findings, Mr. Moore consented to the entry of a cease and desist order before the Commission and paid a $50,000 civil penalty.

     (f)  United States.

     Item 3.  Source and Amount of Funds or Other Consideration.

     This Schedule 13D is filed to reflect Mr. Moore's beneficial ownership of Common Stock and Class B common Stock of the issue, including beneficial ownership changes from the cancellation of certain stock options issued pursuant to the Issuer's 1992 Employee Stock Incentive Plan and the purchase of Common shares in an Open Market transaction.

     The Compensation Committee approved cancellation of certain stock options of Mr. Moore on May 24, 2000 related to Common or Class B shares which had been issued under the 1992 Employee Stock Incentive Plan as long-term incentive compensation. The options had been set forth in the issuer's Proxy Statement dated July 7, 1999 for its Annual Meeting of Shareholders.

     The options cancelled consisted of:

          40,000 options currently exercisable at $20.50, which were granted on June 12, 1995 and were to expire on June 12, 2005.

          120,000 options exercisable at $20.50 (of which 80,000 were currently exercisable) granted on June 12, 1995 and were to expire on June 12, 2005.

          250,000 options currently exercisable at $19.50 granted on March 2, 1998 and were to expire on March 2, 2003.


     The Open Market purchase occurred on May 31, 2000 with the purchase of 50,000 shares of Common Stock at $7.03 as reported on the Form 4 filed with the Securities and Exchange Commission on June 7, 2000.

     Source of the funds for both the Open Market purchase of Common Stock came from cash held in Mr. Moore's personal investment account.

     Item 4.  Purpose of Transaction.

     Mr. Moore holds shares of Common Stock and Class B Common Stock described herein for investment purposes, but may consider plans or proposals in the future which relate to or would result in:

     (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) a change in the present Board of Directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;
          (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section
          12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

     Item 5.  Interests in Securities of the Issuer.

     (a) Mr. Moore has sole dispositive ownership of 15.66% of the Common Stock of the Issuer, or 2,290,723 shares of Common Stock, consisting of 542,091 shares of Common Stock held directly, 611,798 shares of Common Stock held indirectly, options to purchase 30,000 shares of Common Stock (right to acquire) that are vested or will vest within 60 days of the date hereof, options to purchase 580,000 shares of either Common Stock or Class B Common Stock (right to acquire) that are vested or will vest within 60 days of the date hereof, and 526,834 shares of Common Stock issuable upon conversion of 526,834 shares of Class B Common Stock, which is convertible on a one to one basis at the election of the holder at any time.

     Mr. Moore has sole dispositive ownership of 66.51% of the Class B Common Stock of the Issuer, or 1,106,834 shares of Class B Common Stock, consisting of 526,834 shares of Class B Common Stock held directly and options to purchase 580,000 shares of either Common Stock or Class B Common Stock (right to acquire) that are vested or will vest within 60 days of the date hereof.

(b) Mr. Moore has aggregate beneficial ownership of the following number of shares:

          Common Stock:
          Sole Voting Power: 2,318,686 shares of Common Stock (includes 528,514 shares of Class B Common Stock which is convertible into Common Stock on a one to one basis)

          Shared Voting Power: 59,176 shares of Common Stock (includes 3,435 shares of Class B Common Stock which is convertible into Common Stock on a one to one basis)

          Sole Dispositive Power: 2,290,723 shares of Common Stock (includes 526,834 shares of Class B Common Stock which is convertible into Common Stock on a one to one basis.

          Shared Dispositive Power: 87,139 shares of Common Stock (includes 5,115 shares of Class B Common Stock which is convertible into Common Stock on a one to one basis)

          Class B Common Stock:
          Sole Voting Power: 1,108,514 shares of Class B Common Stock Shared Voting Power: 3,435 shares of Class B Common Stock
          Sole Dispositive Power: 1,106,834 shares of Class B Common Stock Shared Dispositive Power: 5,115 shares of Class B Common Stock

     Shared Voting Power: voting power with respect to 59,176 shares of Common Stock beneficially owned (including 3,435 shares of Class B Common Stock) is shared with Mr. Moore's spouse, Peggy Moore, whose address is 33 Northumberland, Nashville, Tennessee, 37215. Mrs. Moore is a homemaker and a citizen of the United States. Mrs. Moore has no disclosures pursuant to Item 2(d) and (e).

     Shared Dispositive Power: Mr. Moore shares dispositive power with respect to 87,139 shares of Common Stock described immediately above.
Mr. Moore shares dispositive power with respect to 59,176 shares (including 3,435 shares of Class B Common Stock) with his spouse, Peggy Moore. Mr. Moore shares dispositive power with respect to 27,963 shares of Common Stock beneficially owned (includes 1,680 shares of Class B Common Stock) and held in the Thomas Nelson Employee Stock Ownership Plan (the "ESOP"). The ESOP trustee is Merrill Lynch Trust Company of Florida (the "Trustee"), a Florida corporation whose principal business is investment and brokerage services. The address of the Trustee's principal office is 50 North Laura Street, Suite 3650, Jacksonville, Florida, 32202. To Mr. Moore's knowledge, the Trustee has no disclosures pursuant to Item 2(d) and (3).

     (c)  N/A

     (d)  N/A

     (e)  N/A

     Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

     Mr. Moore's beneficial ownership of the Issuer's Common Stock and Class B Common Stock includes the right to acquire 580,000 shares of Common Stock or Class B Common Stock upon the exercise of options granted under the Issuer's 1992 Employee Stock Incentive Plan, pursuant to a Stock Option Agreement dated March 2, 1998 (the "Stock Options"). The Stock Options expire on March 2, 2003.

     The shares beneficially owned by Mr. Moore include an aggregate of 611,798 shares of Common Stock held in four trusts of which he is the trustee and has sole investment and voting control.

     Item 7.  Material to be filed as Exhibits.

     N/A

Date:    6/7/2000
Page 7 of 7



                      SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       BY:        /s/ Sam Z. Moore
                                            ---------------------------
                                               Sam Z.Moore, President
                                             and Chief Executive Officer

Dated:     June 7, 2000